Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: ConocoPhillips

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

ConocoPhillips [NYSE: COP]: Due to the company’s FAILURE to:

●	Include scope 3 emissions in its goal to reduce its greenhouse gas (GHG) emissions to net zero by 2050,
●	Align its future capital allocation with limiting warming to 1.5°C, including making substantial investments in new production incompatible with the IEA’s Net Zero Emissions Scenario, for example the Willow Project in Alaska,
●	Commit to conduct all of its lobbying in line with the goals of the Paris Agreement, including aligning its industry association memberships and activity, and
●	Adequately respond to a majority-supported shareholder resolution calling on the company to adopt scope 3 emissions targets;

Vote AGAINST:

●	Ryan M. Lance, Chairman and Chief Executive Officer (Item 1e),
●	Robert A. Niblock, Lead Director (Item 1k),
●	Jody Freeman, Chair of the Public Policy and Sustainability Committee (Item 1b),
●	Dennis V. Arriola (Item 1a), Gay Huey Evans (Item 1c), Jeffrey A. Joerres (Item 1d), Timothy A. Leach (Item 1f), William H. McRaven (Item 1g), Sharmila Mulligan (Item 1h), Eric D. Mullins (Item 1i), Arjun N. Murti (Item 1j), David T. Seaton (Item 1l), and R.A. Walker (Item 1m).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

ConocoPhillips is an independent oil and gas exploration and production company with operations in 13 countries.i ConocoPhillips is among the 166 target companies named by Climate Action 100+ as the largest global emitters, companies that are “key to driving the global net zero emissions transition.”ii

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.iii In 2021, the International Energy Agency (IEA) released its Net Zero Emissions by 2050 Scenario (NZE), which sets out a pathway to reduce emissions from the global energy system aligned with limiting warming to 1.5°C. Under the NZE, fossil fuel use falls dramatically in the next decade, and remaining fossil fuel demand can be met through existing supplies and infrastructure. Approving new oil and gas fields is incompatible with this pathway.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. Where the company has failed to take the initial step of committing to net zero emissions by 2050, or failed to adequately respond to a majority-supported climate-related shareholder proposal, the entire board should be held accountable.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators for the oil and gas sector, while still focusing on the three core pillars of target setting, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	-
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	✓
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	-
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	✓
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	X
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

ConocoPhillips has set a target to achieve net zero GHG emissions by 2050, but this is limited to scope 1 and 2 emissions and excludes scope 3 emissions.iv In September 2021, ConocoPhillips’ set a “medium-term GHG emissions intensity reduction target to 40-50% by 2030 from a 2016 baseline and also expanded the target to apply to both a gross operated and net equity basis”, however, this is also limited to scopes 1 and 2.v The company has set intensity-only targets, which provide no guarantee that the company’s emissions will fall in absolute terms.vi According to the Climate Action 100+ Net Zero Company Benchmark, the company’s targets are not aligned with the goal of limiting warming to 1.5°C.vii

At ConocoPhillips’ May 2021 annual meeting, a shareholder proposal to set a GHG emissions reduction target that includes scope 3 emissions received majority support–58% of shares voted–which included votes in favor by BlackRock, Vanguard, CalPERS, and CalSTRS.viii ix In explaining its support for the proposal, Vanguard, ConocoPhillips’ second largest shareholder as of March 31, 2021, stated, “the shareholder request that ConocoPhillips set a companywide emission reduction target across Scope 1, 2, and 3 emissions will appropriately encourage the company to prioritize options beyond public policy advocacy to prepare for and mitigate the transition risks associated with climate change.”x Other investors, in their rationales expressing support for the resolution, noted that ConocoPhillips’ peers have begun setting scope 3 targets, and it would be appropriate for ConocoPhillips to do so; for example, Schroders noted, “investors would welcome short term targets to monitor the progress towards mentioned longer terms [sic] targets coupled with a focus on scope 3 emissions and their impact.”xi Despite this, ConocoPhillips declined to incorporate scope 3 emissions into its GHG reduction targets.xii

Capital allocation

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 6.1	The company is working to decarbonise its capital expenditures.	X
Disclosure Indicator 6.1A	The company explicitly commits to align its capital expenditure plans with its long-term GHG reduction target OR to phase out planned expenditure in unabated carbon intensive assets or products.	X
Disclosure Indicator 6.1B	The company explicitly commits to align its capital expenditure plans with the Paris Agreement’s objective of limiting global warming to 1.5°C AND to phase out investment in unabated carbon intensive assets or products.	X
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Company’s Recent Actions	In the most recent full year (2021), were all the company’s upstream oil and gas CAPEX projects consistent with the IEA’s Beyond 2°C Scenario (B2DS)?	No
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Capex Analysis	What percentage of the company's potential future (2022-2030) unsanctioned oil and gas CAPEX is inconsistent with the IEA's B2DS?	89%
Capital Allocation Alignment Assessment (Carbon Tracker) 4: Net Zero Analysis	What is the company’s oil and gas production level in the 2030s (against a 2022 baseline) assuming no new oil and gas projects are sanctioned as stated by the IEA's NZE?	-71%

According to the Climate Action 100+ Net Zero Company Benchmark, ConocoPhillips has not met any of the indicators for capital allocation alignment; to do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to align future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses for such alignment.xiii

According to Carbon Tracker data provided through the Climate Action 100+ Net Zero Benchmark, ConocoPhillips’ oil and gas production must fall by more than 70% from its 2022 level to be aligned with the IEA NZE. Despite this, Carbon Tracker finds that 89% of ConocoPhillips’ future potential capex between 2022 and 2030 is outside of the IEA’s B2DS (limiting warming to 1.75°C, net zero by 2060), let alone the NZE. This places ConocoPhillips’ future capex as tied with Occidental Petroleum for the most misaligned with the Paris Agreement of the U.S.-based oil and gas producers assessed by Climate Action 100+.xiv

ConocoPhillips ranked third among U.S. oil and gas producers for resources under development and field evaluation as of November 2022 (with 75.5% of that in unconventional sources), and ranked fourth amongst U.S. oil and gas producers for exploration capex between 2020 to 2022.xv In April 2023, the Biden Administration approved ConocoPhillips’ controversial Willow Project,xvi the largest oil development to proceed under this presidential administration.xvii The company estimates the project will produce 180,000 barrels of oil per day at its peak,xviii over the next 30 years.xix According to the New York Times, “burning all that oil could release nearly 254 million metric tons of carbon emissions. On an annual basis, that would translate into 8.4 million metric tons of carbon pollution”, the equivalent of adding two million cars to the roads every year.”xx After legal proceedings resolved in favor of the company,xxi CEO Ryan Lance stated,“this was the right decision for Alaska and our nation.”xxii

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.xxiii	47%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	37%

According to InfluenceMap, the company received a D- grade for its obstructive policy engagement and has not yet met all of the Climate 100+ Net Zero Company Benchmark indicators for climate policy engagement.xxiv While the company discloses its trade associations and their climate policy positions,xxv it does not have a Paris Agreement-aligned climate lobbying position, expectations that the trade associations to which it belongs be aligned to the goals of the Paris Agreement, or a process to ensure its trade associations lobby in accordance with the Paris Agreement.

ConocoPhillips’ score for climate policy engagement shows opposition to climate policy aligned with the Paris Agreement.xxvi The company holds memberships in trade associations to which InfluenceMap has assigned “E-” or “F” grades for negative engagement on U.S. climate policy, including the American Petroleum Institute xxvii and the U.S. Chamber of Commerce xxviii. Other associations include Canadian Association of Petroleum Producers, International Oil & Gas Producers Association and Business Roundtable.xxix The company states that it has influenced these associations’ “climate policy positions to include support for a market-based approach to GHG emissions.”xxx

ConocoPhillips has also directly engaged in lobbying for fossil fuel expansion. For example, ConocoPhillips’ 2022 fourth quarter lobbying disclosures show the company’s advocacy in support of new oil and gas lease sales in U.S. federal lands, specifically the aforementioned Willow Project.xxxi The company also submitted a letter to the Bureau of Land Management advocating for the approval of the Willow Project in Alaska.xxxii In this letter, ConocoPhillips stated, “The Willow MDP is well designed to serve an important public purpose. The U.S. and the world need oil and gas under even the most optimistic climate change scenario.”xxxiii

Conclusion: ConocoPhillips has failed to set a robust net zero emissions by 2050 target, excludes scope 3 emissions from its medium-term target, and has not aligned its capital allocation and policy influence to limit warming to 1.5°C. Therefore, we recommend that shareholders vote AGAINST all management-sponsored directors facing election at the company’s annual meeting on May 16, 2023.

i ConocoPhillips, “Operations,” (website), https://www.conocophillips.com/operations/, accessed April 28, 2023

ii Climate Action 100+, “Companies,” (website), https://www.climateaction100.org/whos-involved/companies/, accessed April 13, 2023

iii U.S. Energy Information Administration, “Total Energy,” (data browser), https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed April 28, 2023

iv Climate Action 100+, “ConocoPhillips,” Company Assessment, https://www.climateaction100.org/company/conocophillips/, accessed April 28, 2023

v ConocoPhillips, “Emissions Reductions Targets” (website), https://www.conocophillips.com/sustainability/managing-climate-related-risks/metrics-targets/ghg-target/

vi Jack Arnold and Perrine Toledano, “Corporate Net-Zero Pledges: The Bad and the Ugly,” Columbia Center on Sustainable Investment, December 1, 2021, https://ccsi.columbia.edu/news/corporate-net-zero-pledges-bad-and-ugly

vii Climate Action 100+, “ConocoPhillips”

viii Follow This, “58% of ConocoPhillips shareholders vote for Follow This climate proposal,” (press release), May 11, 2021, https://www.follow-this.org/58-of-conocophillips-shareholders-vote-for-follow-this-climate-proposal/

ix Insightia, “ConocoPhillips,” Voting Details, May 11, 2021, https://one.insightia.com/company/voting/VotingVoteDetail?meetingid=1798662

x Vanguard, Voting insights: Emission reduction targets at ConocoPhillips, May 11, 2021, https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/ConocoPhillips_1657153_052021.pdf, p. 2

xi Insightia, “ConocoPhillips,” Voting Rationale, May 11, 2021, https://one.insightia.com/company/voting/VotingVoteDetail?meetingid=1798662 (proposal details for proposal Emission Reduction Targets)

xii ConocoPhillips, SEC filing on Schedule 14A, filed March 28, 2022, https://www.sec.gov/Archives/edgar/data/1163165/000120677422000879/cop3949151def14a.htm

xiii Climate Action 100+, “ConocoPhillips,” Company Assessment, https://www.climateaction100.org/company/conocophillips/, accessed April 28, 2023

xiv Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx (Oil & Gas Assessments tab)

xv Urgewald, “Global Oil & Gas Exit List (Gogel),” (analysis using GOGEL data), https://gogel.org/ (Expenditure is a 3-year average from 2020-2022)

xvi Lisa Friedman and Erin Schaff , “In Pristine Alaska, an Oil Giant Prepares to Drill for Decades,” New York Times, April 6, 2023, https://www.nytimes.com/2023/04/06/climate/willow-alaska-oil-biden.html

xvii Nicholas Kusnutz, “Biden Approves ConocoPhillips’ Willow Project to Drill Oil in the Alaskan Arctic,” Inside Climate News, March 14, 2023, https://insideclimatenews.org/news/14032023/willow-conocophillips-arctic-oil-biden/

xviii ConocoPhillips, “ConocoPhillips Welcomes Record of Decision on the Willow Project,” (news release), March 13, 2023, https://www.conocophillips.com/news-media/story/conocophillips-welcomes-record-of-decision-on-the-willow-project/

xix Nicholas Kusnutz, “Biden Approves ConocoPhillips’ Willow Project”

xx Lisa Friedman and Erin Schaff , “In Pristine Alaska, an Oil Giant Prepares to Drill for Decades”

xxi State of Alaska Department of Law, “Willow Project Construction to Begin, U.S. District Court Judge Denies Environmentalists’ Initial Efforts to Halt Project,” (press release), April 3, 2023, https://law.alaska.gov/press/releases/2023/040323-Willow.html

xxii ConocoPhillips, “ConocoPhillips Welcomes Record of Decision on the Willow Project”

xxiii InfluenceMap, “About Our Scores,” LobbyMap, https://lobbymap.org/page/About-our-Scores, accessed April 10, 2023 (According to InfluenceMap’s methodology, “Organisation Score” and “Relationship Score” (expressed as a percentage from 0 to 100) provide a measure of how supportive or obstructive the company’s or its industry associations’ engagement is with climate policy aligned with the Paris Agreement, with 0% being fully opposed and 100% being fully supportive.)

xxiv InfluenceMap, “ConocoPhillips,” LobbyMap, https://lobbymap.org/company/Conoco-Phillips, accessed April 28, 2023

xxv ConocoPhillips, “Association Engagement,” (website), https://www.conocophillips.com/sustainability/managing-climate-related-risks/public-policy/association-engagement/, accessed April 28, 2023

xxvi InfluenceMap, “ConocoPhillips,” LobbyMap, https://lobbymap.org/company/Conoco-Phillips, accessed April 28, 2023

xxvii InfluenceMap, “American Petroleum Institute,” LobbyMap, https://lobbymap.org/influencer/American-Petroleum-Institute-API, accessed April 22, 2023

xxviii InfluenceMap, “US Chamber of Commerce,” LobbyMap, https://lobbymap.org/influencer/US-Chamber-of-Commerce, accessed April 28, 2023

xxix ConocoPhillips, “Association Engagement”

xxx ConocoPhillips, “Association Engagement”

xxxi ConocoPhillips, LD-2 Disclosure Form filed with U.S. Senate, January 20, 2023, https://lda.senate.gov/filings/public/filing/42432902-7941-4d3b-9ee3-9524d2b1e7ec/print/

xxxii ConocoPhillips to Bureau of Land Management, “Re: Willow MDP Draft Supplemental EIS Comments,” letter from Willow Asset Manager Connor Dunnm August 29, 2022, https://eplanning.blm.gov/public_projects/109410/200258032/20067207/250073389/ConocoPhillips%20Comment%20Letter.pdf

xxxiii ConocoPhillips to Bureau of Land Management, “Re: Willow MDP Draft Supplemental EIS Comments,”, p. 12